Exhibit 11

STATEMENT REGARDING COMPUTATION OF EARNINGS PER SHARE

Year Ended December 31, 2009
Income (loss) available to common stockholders	$(6,605,752)
Weighted average shares outstanding	4,935,542
Basic earnings per share	$(1.34)
Income (loss) for diluted earnings per share	$(6,605,752)
Total weighted average common shares and equivalents outstanding for diluted computation	4,935,542
Diluted earnings per share	$(1.34)